UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)

GRANITE RIDGE RESOURCES, INC.

(Name of Subject Company and Filing Person (Issuer))

Warrants to Acquire Shares of Common Stock	387432115
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Luke Brandenberg

President and Chief Executive Officer

5217 McKinney Avenue, Suite 400

Dallas, Texas 75205

(214) 396-2850

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies of communications to:

Amy R. Curtis

Jeremiah M. Mayfield

Holland & Knight LLP

One Arts Plaza

1722 Routh Street, Suite 1500

Dallas, Texas 75201

Tel: (214) 969-1763

☐	Check the box if the filing relates solely to preliminary communications before the commencement of a tender offer.

☐	Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

EXPLANATORY NOTE

This Amendment No. 1 (“Amendment No. 1”) amends (i) the prospectus/offer to exchange, dated May 19, 2023 (as it may be amended and supplemented from time to time, the “Prospectus/Offer to Exchange”), (ii) the related letter of transmittal and consent, dated May 19, 2023 (as it may be amended and supplemented from time to time, the “Letter of Transmittal”) and (iii) the notice of guaranteed delivery, dated May 19, 2023 (as it may be amended and supplemented from time to time, the “Notice of Guaranteed Delivery”), copies of which were filed as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(C), respectively, to the Tender Offer Statement on Schedule TO-I originally filed by Granite Ridge Resources, Inc., a Delaware corporation (the “Company”), on May 19, 2023 (as it may be amended and supplemented from time to time, the “Schedule TO”), relating to an offer by the Company to each holder of the Granite Ridge warrants (as defined in the Prospectus/Offer to Exchange) to purchase shares of the Company’s common stock, $0.0001 par value per share (“Granite Ridge common stock”), to receive 0.250 shares of Granite Ridge common stock in exchange for every outstanding Granite Ridge warrant tendered by the holder and exchanged pursuant to the offer (the “Offer”).

Concurrently with the Offer, the Company is also soliciting consents (the “Consent Solicitation”) from holders of the Granite Ridge warrants to amend (the “Warrant Amendment”) that certain Warrant Agreement, dated as of September 15, 2020, by and between Executive Network Partnering Corporation (“ENPC”) and Continental Stock Transfer & Trust Company, as warrant agent, as amended on March 24, 2021, by and between ENPC and Continental Stock Transfer & Trust Company and as assigned pursuant to the Warrant Agreement Amendment and Assignment (as defined below) (as amended and assigned, the “Warrant Agreement”), to permit the Company to require that each Granite Ridge warrant that is outstanding upon the closing of the Offer be exchanged for 0.225 shares of Granite Ridge common stock, which is a ratio 10% less than the exchange ratio applicable to the Offer.

Pursuant to the terms of the Warrant Agreement, the proposed Warrant Amendment requires the vote or written consent of holders of at least 50% of each of the outstanding Granite Ridge warrants.

The Prospectus/Offer to Exchange, the Letter of Transmittal and the Notice of Guaranteed Delivery, copies of which are filed herewith as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(C), respectively, are amended to, among other things, (i) clarify and affirm the Company’s understanding of its obligation to disclose material changes, (ii) clarify that holders of Granite Ridge warrants may challenge in a court of competent jurisdiction the Company’s determination as to whether any condition to the Offer has been satisfied, (iii) disclose the high and low sales prices for the Granite Ridge warrants and shares of Granite Ridge common stock for each quarter during the past two years, (iv) disclose the parties to that certain Amended and Restated Tender and Support Agreement, dated June 5, 2023 (the “A&R Tender and Support Agreement”), by and among the Company, Zazove Associates, LLC (an investment advisor for certain warrant holders), Saba Capital Master Fund, Ltd., Saba Capital Income & Opportunities Fund, Shaolin Capital Management LLC (an investment advisor for certain warrant holders), ICS Opportunities, Ltd., and Tenor Opportunity Master Fund, Ltd and (v) file the A&R Tender and Support Agreement.

Except as amended hereby to the extent discussed above, the information contained in the Schedule TO, the Prospectus/Offer to Exchange, and the other exhibits to the Schedule TO remains unchanged and is hereby expressly incorporated into this Amendment No. 1 by reference. This Amendment No. 1 should be read with the Schedule TO and the Prospectus/Offer to Exchange.

Item 1. Summary Term Sheet.

The information set forth in the section of the Prospectus/Offer to Exchange entitled “Summary” is incorporated herein by reference.

Item 2. Subject Company Information.

(a)	Name and Address. The name of the issuer is Granite Ridge Resources, Inc. The Company’s principal executive office is located at 5217 McKinney Avenue, Suite 400, Dallas, Texas 75205, and its telephone number at such office is (214) 396-2850.

(b)	Securities. The subject securities are the warrants to purchase common stock of the Company at an exercise price of $11.50 per share.

The Granite Ridge warrants were originally sold as part of the CAPS™ in connection with the initial public offering (the “ENPC IPO”) of ENPC (whether they were purchased in the ENPC IPO or thereafter in the open market). Each CAPS™ sold in the ENPC IPO originally consisted of (i) one share of Class A common stock of ENPC (“ENPC Class A Common Stock”) and one quarter of one warrant to purchase one share of ENPC Class A Common Stock (the “ENPC Warrants”). Pursuant to the Assignment, Assumption and Amendment Agreement, dated as of October 24, 2022 (the “Warrant Agreement Amendment and Assignment”), by and among the Company, ENPC and Continental Stock Transfer & Trust Company, each ENPC Warrant was converted into one Granite Ridge Warrant.

As of May 12, 2023, 10,349,975 Granite Ridge warrants were outstanding.

(c)	Trading Market and Price. The information set forth in the section of the Prospectus/Offer to Exchange entitled “Market Information, Dividends and Related Stockholder Matters” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a)	Name and Address. The Company is the filing person and the issuer. The information set forth above under Item 2(a) is incorporated herein by reference. The Company’s executive officers and directors as of June 5, 2023 are listed in the table below.

Name	Position
Luke C. Brandenberg	President and Chief Executive Officer
Tyler S. Farquharson	Chief Financial Officer
Matthew Miller	Director and Co-Chairman of the Board
Griffin Perry	Director and Co-Chairman of the Board
Amanda N. Coussens	Director
Thaddeus Darden	Director
Michael J. Everard	Director
Kirk Lazarine	Director
John McCartney	Director

Grey Rock Energy Fund III-A, LP, Grey Rock Energy Fund III-B, LP, and Grey Rock Energy Fund III-B Holdings, LP and their affiliates (collectively, “Grey Rock Fund III”) collectively own a majority of Granite Ridge’s voting common stock. The business address of Grey Rock Fund III is 5217 McKinney Avenue, Suite 400, Dallas, Texas 75205. The business telephone number of Grey Rock Fund III is (214) 396-2850.

The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Interests of Directors, Executive Officers, and Others” is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)	Material Terms. The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Summary” and “The Offer and Consent Solicitation” is incorporated herein by reference.

(b)	Purchases. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Interests of Directors, Executive Officers, and Others” is incorporated herein by reference.

Item 5.	Past Contracts, Transactions, Negotiations, and Agreements.

(a)	Agreements Involving the Subject Company’s Securities. The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Market Information, Dividends, and Related Stockholder Matters—Transactions and Agreements Concerning Our Securities” and “Description of Securities” is incorporated herein by reference. The information set forth in the section of the Prospectus/Offer to Exchange entitled “Certain Relationships and Related Person Transactions” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a)	Purposes. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Background and Purpose of the Offer and Consent Solicitation” is incorporated herein by reference.

(b)	Use of Securities Acquired. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Background and Purpose of the Offer and Consent Solicitation” is incorporated herein by reference.

(c)	Plans. Except as described above and in the sections of the Prospectus/Offer to Exchange entitled “Risk Factors” and “The Offer and Consent Solicitation,” which are incorporated herein by reference, neither the Company, nor any of its directors, executive officers, or controlling persons, or any executive officers, directors, managers, or partners of its controlling persons, has any plans, proposals, or negotiations that relate to or would result in: (1) any extraordinary transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries; (2) any purchase, sale, or transfer of a material amount of assets of the Company or any of its subsidiaries; (3) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company; (4) any change in the present board of directors or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer; (5) any other material change in the Company’s corporate structure or business; (6) any class of equity securities of the Company to be delisted from the New York Stock Exchange or any other national securities exchange or cease to be authorized to be quoted in an automatic quotations system operated by a national securities association; (7) any class of equity securities of the Company becoming eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); (8) the suspension of the Company’s obligation to file reports under Section 15(d) of the Exchange Act; (9) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; or (10) any changes in the Amended and Restated Certificate of Incorporation of the Company or the Amended and Restated Bylaws of the Company or other actions that could impede the acquisition of control of the Company.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)	Source of Funds. The information set forth in the section of the Prospectus/Offer to Exchange entitled “Market Information, Dividends, and Related Stockholder Matters—Source and Amount of Funds” is incorporated herein by reference.

(b)	Conditions. Not applicable.

(d)	Borrowed Funds. Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a)	Securities Ownership. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Interests of Directors, Executive Officers, and Others” is incorporated herein by reference.

(b)	Securities Transactions. Except as set forth in the section of the Prospectus/Offer to Exchange entitled “Market Information, Dividends, and Related Stockholder Matters—Transactions and Agreements Concerning Our Securities,” which is incorporated herein by reference, neither the Company, nor any of its directors, executive officers, or controlling persons, or any executive officers, directors, managers, or partners of any of its controlling persons, has engaged in any transactions in the Company’s warrants in the last 60 days.

Item 9.	Persons/Assets, Retained, Employed, Compensated, or Used.

(a)	Solicitations or Recommendations. None of the Company, its management, its board of directors, or the dealer manager, the information agent, or the exchange agent for the Offer is making any recommendation as to whether holders of Granite Ridge warrants should tender Granite Ridge warrants for exchange in the Offer.

Item 10.	Financial Statements.

(a)	Financial Information. The financial statements and other financial information of the Company included in the Prospectus/Offer to Exchange are incorporated herein by reference. The full text of such financial statements and other financial information, as well as the other documents the Company has filed with the U.S. Securities and Exchange Commission (the “SEC”) prior to, or will file with the SEC subsequent to, the filing of this Schedule TO relating to the Offer are available for inspection and copying from the SEC’s website at www.sec.gov.

(b)	Pro Forma Information. Not applicable.

Item 11.	Additional Information.

(a)	Agreements, Regulatory Requirements, and Legal Proceedings.

(1)	The information set forth in the sections of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Agreements, Regulatory Requirements, and Legal Proceedings” is incorporated herein by reference. The information set forth in the section entitled “Certain Relationships and Related Person Transactions” in the Prospectus/Offer to Exchange is incorporated herein by reference.

(2)	The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Agreements, Regulatory Requirements, and Legal Proceedings” is incorporated herein by reference.

(3)	Not applicable.

(4)	Not applicable.

(5)	None.

(c)	Other Material Information. Not applicable.

Item 12.	Exhibits.

(a)	Exhibits.

Exhibit No.	Description

(a)(l)(A)	Prospectus/Offer to Exchange (incorporated by reference to the Prospectus/Offer to Exchange that is included in the Company’s Amendment No. 1 to the Registration Statement on Form S-4, filed with the SEC on June 5, 2023).

(a)(1)(B)	Form of Letter of Transmittal and Consent (incorporated by reference to Exhibit 99.2 to the Company’s Amendment No. 1 to the Registration Statement on Form S-4, filed with the SEC on June 5, 2023).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.3 to the Company’s Amendment No. 1 to the Registration Statement on Form S-4, filed with the SEC on June 5, 2023).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees (incorporated by reference to Exhibit 99.4 to the Company’s Registration Statement on Form S-4, filed with the SEC on May 19, 2023).

(a)(1)(E)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees (incorporated by reference to Exhibit 99.5 to the Company’s Registration Statement on Form S-4, filed with the SEC on May 19, 2023).

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to Exhibit (a)(1)(A) herein).

(a)(5)	Press Release, dated May 19, 2023 (incorporated by reference to Exhibit 99.1 of the Company’s Form 8-K filed with the SEC on May 19, 2023).

(b)	Not applicable.

(d)(i)	Amended and Restated Certificate of Incorporation of Granite Ridge Resources, Inc. (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 28, 2022).

(d)(ii)	Amended and Restated Bylaws of Granite Ridge Resources, Inc. (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K filed with the SEC on October 28, 2022).

(d)(iii)	Specimen Warrant Certificate (incorporated by reference to Exhibit 4.3 to Executive Network Partnering Corporation’s Registration Statement on Form S-1, filed with the SEC on September 14, 2020).

(d)(iv)	Warrant Agreement, dated September 15, 2020 between Continental Stock Transfer & Trust Company and Executive Network Partnering Corporation (incorporated by reference to Exhibit 4.1 to Executive Network Partnering Corporation’s Current Report on Form 8-K, filed with the SEC on September 21, 2020).

(d)(v)	Amendment No. 1 to Warrant Agreement, dated March 24, 2021 between Continental Stock Transfer & Trust Company and Executive Network Partnering Corporation (incorporated by reference to Exhibit 1.01 to Executive Network Partnering Corporation’s Current Report on Form 8-K, filed with the SEC on March, 25, 2021).

(d)(vi)	Assignment, Assumption and Amendment Agreement, dated October 24, 2022 by and among Executive Network Partnering Corporation, Granite Ridge Resources, Inc. and Continental Stock Transfer & Trust Company and Granite Ridge Resources, Inc. (incorporated by reference to Exhibit 4.5 to the Company’s Current Report on Form 8-K filed with the SEC on October 28, 2022).

(d)(vii)	Registration Rights Agreement and Lock-Up Agreement, dated October 24, 2022 by and among Granite Ridge Resources, Inc., ENPC Holdings II, LLC and the other Holders (as defined therein) listed thereto (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 28, 2022).

(d)(viii)	Management Services Agreement, dated October 24, 2022 by and between Granite Ridge Resources, Inc. and Grey Rock Administration, LLC (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on October 28, 2022).

(d)(ix)	Granite Ridge Resources, Inc. 2022 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on October 28, 2022).

(d)(x)	Credit Agreement, dated October 24, 2022 by and among Granite Ridge Resources, Inc., as borrower, Texas Capital Bank, as administrative agent and the lenders party thereto (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the SEC on October 28, 2022).

(d)(xi)	Sponsor Agreement, dated as of May 16, 2022, by and among ENPC Holdings, LLC, ENPC Holdings II, LLC, Executive Network Partnering Corporation, Granite Ridge Resources, Inc., GREP Holdings, LLC and certain other parties thereto (incorporated by reference to Annex D to the Company’s Registration Statement on Form S-4, filed with the SEC on May 16, 2022).

(d)(xii)	Form of Indemnity Agreement for Directors Affiliated with the Grey Rock funds (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K filed with the SEC on October 28, 2022).

(d)(xiii)	Form of Indemnity Agreement for Officers and Outside Directors (incorporated by reference to Exhibit 10.7 to the Company’s Current Report on Form 8-K filed with the SEC on October 28, 2022).

(d)(xiv)	Executive Employment Agreement between Luke C. Brandenberg and Granite Ridge Resources, Inc., dated October 24, 2022 (incorporated by reference to Exhibit 10.8 to the Company’s Current Report on Form 8-K filed with the SEC on October 28, 2022).

(d)(xv)	Executive Employment Agreement between Tyler S. Farquharson and Granite Ridge Resources, Inc., dated October 24, 2022 (incorporated by reference to Exhibit 10.9 to the Company’s Current Report on Form 8-K filed with the SEC on October 28, 2022).

(d)(xvi)	Dealer Manager Agreement, dated as of May 19, 2023, by and between the Company and BofA Securities, Inc., as dealer manager (incorporated by reference to Exhibit 10.13 to the Company’s Registration Statement on Form S-4, filed with the SEC on May 19, 2023).

(d)(xvii)	Amended and Restated Tender and Support Agreement, dated as of June 5, 2023, by and among the Company and the warrant holders party thereto (incorporated by reference to Exhibit 10.14 to the Company’s Amendment No. 1 to the Registration Statement on Form S-4, filed with the SEC on June 5, 2023).

(g)	Not applicable.

(h)	Tax Opinion of Holland & Knight LLP (incorporated by reference to Exhibit 8.1 to the Company’s Registration Statement on Form S-4, filed with the SEC on May 19, 2023).

(b)            Filing Fee Exhibit.

Filing Fee Table.*

*Previously filed.

Item 13	Information Required By Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

GRANITE RIDGE RESOURCES, INC.

By:	/s/ Luke C. Brandenberg
Name:	Luke C. Brandenberg
Title:	President and Chief Executive Officer

Dated: June 5, 2023